Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Aptose Biosciences Inc. (“Aptose” or the “Company”)

251 Consumers Road, Suite 1105

Toronto, ON

M2J 4R3

Item 2	Date of Material Change

June 13, 2018

Item 3	News Release

A news release reporting the material change was issued by Aptose on June 14, 2018 in Canada through Globe Newswire.

Item 4	Summary of Material Change

On June 14, 2018, Aptose announced that it has entered into a license agreement with CrystalGenomics, Inc. (“CrystalGenomics”) for China rights to its CG026806 (“CG-806”) pan-FLT3 / pan-Bruton’s tyrosine kinase inhibitor.

Item 5	Full Description of Material Change

On June 14, 2018, Aptose announced that it has entered into a license agreement with CrystalGenomics for China rights to CG-806 (including People’s Republic of China, Hong Kong and Macau). Aptose will now own worldwide rights (excluding Korea) to develop and commercialize CG-806, a first-in-class, highly potent oral small molecule being developed for acute myeloid leukemia (AML), B-cell malignancies and other hematologic malignancies.

Under the agreement, CrystalGenomics will receive an upfront payment of US $3 million and is eligible for development, regulatory and commercial-based milestones, as well as single-digit royalties on product sales in China. Total deal value for the China territory, including the upfront payment, is up to US $125 million.

On May 7, 2018, Aptose exercised its option to obtain the exclusive license from CrystalGenomics to develop and commercialize CG-806 worldwide outside of China and Korea. This new agreement extends that license agreement to include China.

This material change report contains forward-looking statements within the meaning of Canadian and U.S. securities laws, including, but not limited to, statements regarding the clinical potential and favorable properties of CG-806, and statements relating to the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, “potential” and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this material change report. Such factors could include, among others: our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market and economic conditions; inability of new manufacturers to produce acceptable batches of GMP in sufficient quantities; unexpected manufacturing defects; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this material change report and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7	Omitted Information

Not Applicable.

Item 8	Executive Officer

For further information please contact:

Aptose Biosciences Inc.

Gregory K. Chow

Senior Vice President and Chief Financial Officer

647-479-9828

Item 9	Date of Report

June 21, 2018